Huntington, WV Ashland, KY Charleston, WV Louisville, KY THOMAS J. MURRAY Direct Dial: 304-691-8398 E-mail: tmurray@huddlestonbolen,eom

July 8, 2009

United States Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549
Attention:Michael Seaman
Division of Corporation Finance

RE:	Premier Financial Bancorp, Inc. Registration Statement on Form S-4 Filed June 18, 2009
File No. 333-160051

Dear Michael:

Thank you for your prompt review of and helpful comments on the referenced filing. Responsive to your written comments contained in letter dated June 25, 2009 and your follow-up telephonic comment last week, I enclose compare copies of revisions we have made, both per your comments and "filling in the blanks".

Form S-4

Prospectus Cover Page

        1.  Prospectus cover page consists of one page containing information required by Item 501 of Regulation S-K or otherwise key to an investment decision.

Where You Can Find More Information, Page 234

        2.  References to incorporation have been removed on Page 235, as well as on Page (i) of the Table of Contents and Page 1.

        3.    The section captioned "ABOUT THIS DOCUMENT" has been moved to page 38, following "RISK FACTORS".

Also attached is a copy of registrant's request for acceleration of effectiveness which is being filed electronically.

Again, thank you for your prompt assistance.

Huddleston Bolen LLP 611 Third Ave., P.O. Box 2185, Huntington, WV 25722-2185
Tel: 304/529-6181 Fax: 304/522-4312 www.huddlestonbolen.com

Michael Seaman
Division of Corporation Finance July 8, 2009

Sincerely,

/s/ Thomas J. Murray

Thomas J. Murray

TJM/cgd
Enclosures
cc:Robert W. Walker